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Exhibit 99.12(a)(10)

NEWS RELEASE

W.C.I. Acquisition Corp. Extends Tender Offer for all Outstanding Shares of WorldPort Communications, Inc. to February 14, 2003

        CHICAGO, ILLINOIS, February 10, 2003—W.C.I. Acquisition Corp. announced today that it has extended the expiration date of its offer to purchase any and all of the outstanding shares of common stock of WorldPort Communications, Inc., at a price of $0.50 per share. W.C.I.'s offer was scheduled to expire at 5:00 p.m., New York City Time, on Friday, February 7, 2003. W.C.I. has extended its offer so that it will now expire at 5:00 p.m., New York City Time, on Friday, February 14, 2003, unless otherwise extended.

        On February 7, 2003, as of 5:00 p.m., New York City Time, 6,979,642 shares of WorldPort common stock had been validly tendered and not withdrawn pursuant to the Offer.

        W.C.I. continues to believe that its offer is fair to the WorldPort Communications stockholders. Among the factors considered by W.C.I. in forming such belief is the consideration of WorldPort's contingent liabilities. Based on WorldPort's Form 10-Q for the quarter ended September 30, 2002, WorldPort's total stockholders' equity was approximately $88.8 million. Reducing this amount by the $67.6 million liquidation preference of WorldPort's outstanding preferred stock would yield a book value of approximately $0.54 per share of outstanding WorldPort common stock. The assets reflected in this calculation include $57.6 million in cash (approximately $1.47 per share of common stock) which is a result of an income tax refund received By WorldPort in April 2002. The return which produced this refund is still subject to audit by the Internal Revenue Service. Upon audit, the Internal Revenue Service could determine to require adjustments and a return of some portion or all of this refund. If WorldPort's assets were distributed to stockholders, the stockholders would be subject to claims for the amount of any refund required to be returned to the IRS, up to the amount of any proceeds received in the distribution. Consequently, distribution of WorldPort's assets to stockholders prior to the review of the refund by the IRS or the expiration of the statute of limitations for WorldPort's 2001 income tax return would result in significant risk for WorldPort's stockholders.

        In addition, as a result of a lack of an operating business and its large number of stockholders, WorldPort must maintain its liquid assets in government securities or comply with the Investment Company Act of 1940. To the extent the income from WorldPort's investments is less than WorldPort's expenses, the assets of WorldPort will decline.

        W.C.I.'s offer to purchase is conditioned upon there having been validly tendered a sufficient number of shares of WorldPort common stock such that, after the purchase of shares pursuant to the offer, W.C.I. would own 90% of the outstanding WorldPort common stock, and other conditions. In no event will W.C.I. purchase shares tendered in the offer if less than a majority of the outstanding shares, excluding shares owned by W.C.I. and its stockholders, are validly tendered and not withdrawn. This condition was not satisfied as of February 7, 2003.

        If the offer is not completed because a condition is not satisfied or waived, W.C.I. expects that WorldPort's management will continue to operate WorldPort substantially as presently operated and will defer any distributions with respect to its outstanding common stock until its contingent liabilities are further resolved. .In that event, W.C.I. and/or its stockholders may consider other strategies with respect to WorldPort.

        Questions and requests for assistance with respect to the offer to purchase for the WorldPort shares may be directed to the Information Agent for the transaction, Georgeson Shareholder Services, at (212) 440-9800 (for banks and brokers), or, for all others, toll free at (866) 328-5441.

NOTICE FOR WORLDPORT STOCKHOLDERS AND INTERESTED PARTIES

        The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which have been filed with the Securities and Exchange Commission and distributed to WorldPort stockholders. WorldPort stockholders and other interested parties are urged to read carefully the tender offer documents because they contain important information. Investors are able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Georgeson Shareholder Services, the Information Agent for the transaction, at (212) 440-9800 (for banks and brokers) or, for all others, toll free at (866) 328-5441.

        THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF WORLDPORT COMMUNICATIONS, INC. W.C.I. ACQUISITION CORP. HAS FILED A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

Contact:

W.C.I. Acquisition Corp.
Jon Hicks, 312/456-2553

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  Exhibit 99.12(a)(10)